UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Q&K International Group Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G7308L100**

(CUSIP Number)

Edmund Koon Kay Tang

125 Arthur Road, #10-02

Singapore 439829

Telephone: +65-9829-4500

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J201 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing 150 Class A Ordinary Shares.

CUSIP No: G7308L100

1.	Names of reporting persons High Gate Investments Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 494,928,853[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 494,928,853[1]

11.	Aggregate amount beneficially owned by each reporting person 494,928,853[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents (i) 419,728,853 Class A Ordinary Shares directly held by High Gate Investments Ltd. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B ordinary shares of the Issuer (“Class B Ordinary Shares”) directly held by Yijia Inc. Yijia Inc. is wholly owned by High Gate Investments Ltd. Beneficial ownership information is presented as of June 7, 2022.

2.

This percentage is calculated using 25,763,740,410 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 25,688,540,410 Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares beneficially owned by High Gate Investments Ltd.

CUSIP No: G7308L100

1.	Names of reporting persons Yijia Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 75,200,000[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 75,200,000[1]

11.	Aggregate amount beneficially owned by each reporting person 75,200,000[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.29%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares directly held by Yijia Inc. Beneficial ownership information is presented as of June 7, 2022.

2.

This percentage is calculated using 25,763,740,410 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 25,688,540,410 Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares beneficially owned by High Gate Investments Ltd.

CUSIP No: G7308L100

1.	Names of reporting persons High Gate Holdings Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 494,928,853[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 494,928,853[1]

11.	Aggregate amount beneficially owned by each reporting person 494,928,853[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents (i) 419,728,853 Class A Ordinary Shares directly held by High Gate Investments Ltd. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares directly held by Yijia Inc. Yijia Inc. is wholly owned by High Gate Investments Ltd. High Gate Investments Ltd. is wholly owned by High Gate Holdings Ltd. Beneficial ownership information is presented as of June 7, 2022.

2.

This percentage is calculated using 25,763,740,410 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 25,688,540,410 Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares beneficially owned by High Gate Holdings Ltd.

CUSIP No: G7308L100

1.	Names of reporting persons Edmund Koon Kay Tang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 494,928,853[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 494,928,853[1]

11.	Aggregate amount beneficially owned by each reporting person 494,928,853[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9%[2]
14.	Type of reporting person (see instructions) IN

1.

Represents (i) 419,728,853 Class A Ordinary Shares directly held by High Gate Investments Ltd. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares directly held by Yijia Inc. Yijia Inc. is wholly owned by High Gate Investments Ltd. High Gate Investments Ltd. is wholly owned by High Gate Holdings Ltd. High Gate Holdings Ltd. is wholly owned by Edmund Koon Kay Tang. Beneficial ownership information is presented as of June 7, 2022.

2.

This percentage is calculated using 25,763,740,410 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 25,688,540,410 Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares beneficially owned by Edmund Koon Kay Tang.

This Amendment No. 1 to Schedule 13D amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission on February 2, 2021 (the “Original Schedule 13D”), relating to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”) filed jointly by (i) High Gate Investments Ltd., (ii) Yijia Inc., (iii) High Gate Holdings Ltd., and (iv) Edmund Koon Kay Tang. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

No modification.

ITEM 2.	IDENTITY AND BACKGROUND

No modification.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a share transfer agreement between Yijia Inc. and High Gate Investments Ltd. dated June 7, 2022, High Gate Investments Ltd. acquired the 105,189,549 Class B ordinary shares of the Issuer (“Class B Ordinary Shares”) held by Yijia Inc., which then automatically converted into Class A Ordinary Shares, representing 0.4% of the total outstanding ordinary shares and 0.4% of the aggregate voting power in the Issuer.

Pursuant to another share transfer agreement between CP QK Singapore Pte Ltd. and High Gate Investments Ltd. dated June 7, 2022, High Gate Investments Ltd. acquired the 314,539,304 Class A Ordinary Shares held by CP QK Singapore Pte Ltd., representing 1.2% of the total outstanding ordinary shares and 1.2% of the aggregate voting power in the Issuer.

Upon completion of the transactions outlined above, High Gate Holdings Ltd. and Edmund Koon Kay Tang have the shared voting and dispositive power of all of the Class A Ordinary Shares held by High Gate Investments Ltd. The source of funds used for such transactions is the working capital of High Gate Investments Ltd

ITEM 4.	PURPOSE OF TRANSACTION

No modification.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Securities(3)	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote		Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
High Gate Investments Ltd.	494,928,853	(1)	1.9%	0	494,928,853	(1)	0	494,928,853	(1)
Yijia Inc.	75,200,000	(2)	0.3%	0	75,200,000	(2)	0	75,200,000	(2)
High Gate Holdings Ltd.	494,928,853	(1)	1.9%	0	494,928,853	(1)	0	494,928,853	(1)
Edmund Koon Kay Tang	494,928,853	(1)	1.9%	0	494,928,853	(1)	0	494,928,853	(1)

(1)

Represents (i) 419,728,853 Class A Ordinary Shares directly held by High Gate Investments Ltd. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares directly held by Yijia Inc. Yijia Inc. is wholly owned by High Gate Investments Ltd. High Gate Investments Ltd. is wholly owned by High Gate Holdings Ltd., and High Gate Holdings Ltd. is wholly owned by Edmund Koon Kay Tang. Beneficial ownership information is presented as of June 7, 2022.

(2)	Represents 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares directly held by Yijia Inc.
(3)

The percentage is calculated using 25,763,740,410 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 25,688,540,410 Class A Ordinary Shares outstanding as of June 7, 2022 as derived from the Issuer’s corporate records. and (ii) 75,200,000 Class A Ordinary Shares obtainable upon conversion of 75,200,000 Class B Ordinary Shares beneficially owned by the Reporting Persons.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) On June 7, 2022, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the class of securities reported.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No modification.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Title

99.1	Joint Filing Agreement, dated June 8, 2022, among High Gate Investments Ltd., Yijia Inc., High Gate Holdings Ltd. and Edmund Koon Kay Tang

99.2	Share transfer agreement dated June 7, 2022, between Yijia Inc. and High Gate Investments Ltd.

99.3	Share transfer agreement, dated June 7, 2022, between CP QK Singapore Pte Ltd. and High Gate Investments Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 8, 2022

High Gate Investments Ltd.

By:	/s/ Edmund Koon Kay Tang
Name: Edmund Koon Kay Tang
Title: Director

Yijia Inc.

By:	/s/ Edmund Koon Kay Tang
Name: Edmund Koon Kay Tang
Title: Director

High Gate Holdings Ltd.

By:	/s/ Edmund Koon Kay Tang
Name: Edmund Koon Kay Tang
Title: Director

Edmund Koon Kay Tang

By:	/s/ Edmund Koon Kay Tang

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/ Principal Business	Citizenship/Place of Organization
High Gate Investments Ltd.	Edmund Koon Kay Tang	125 Arthur Road, #10-02, Singapore 439829	Treasurer and member of the executive board at Marymount Centre, a charitable organization	United Kingdom
Yijia Inc.
High Gate Holdings Ltd.